DFAN 14A – Ashford Hospitality Trust

Exhibit 1: Valuation of self-managed and externally managed equity REITs in five sub-sectors

Table 1: Relative discount of Hospitality Properties Trust (Lodging REITs)

Methodoogy: *We used p/ffo and EV/EBITDA values reported in the last week of May for the previous calendar year, for all lodging REITs listed under Wells Fargo's "Room Service Weekly" (May 2008-May 2013)*

Lodging REITs: Hospitality Properties Trust (2007-2012)

Real Estate Investment Trust (REIT)	Enterprise Value / EBITDA						P/FFO					
	2007	2008	2009	2010	2011	2012	2007	2008	2009	2010	2011	2012
Hospitality Properties Trust	10.7	7.8	10	9.3	9.3	10.9	6.9	3.5	7	7.1	7.3	7.7
Host Hotels & Resorts	9.7	7.1	15.1	20.4	15.5	14.2	8.8	4.4	14.8	26.3	16.5	14.3
Sunstone Hotel Investors	9.5	7.4	12.8	14	12.5	13.3	6.4	2.2	13.1	18.1	11.5	10.6
LaSalle Hotel Properties	12	8.6	14.2	18.9	16.3	13.9	10.1	3.7	12.8	18.7	16.5	12.2
Strategic Hotels & Resorts	12.8	9.9	18.4	21.1	15.6	16.5	10.3	1.3	-	-	-	-
DiamondRock Hospitality	10.9	7.2	14.6	18.2	16	14.1	9.7	3.4	11	19	15.7	11.6
Hersha Hospitality	10.1	8	11.2	18.3	13.3	13.7	7.9	2.6	5.5	5.5	12.8	13
Pebblebrook Hotel Trust	-	-	-		20.9	19.2	-	-	-	-	21.8	19.7
Chesapeake Lodging Trust	-	-	-	-	18.8	16	-			26.1	16	13
RLJ Lodging Trust	-	-	-	-	11.6	12.3	-	-	-	-	13.2	11.1
Ryman Hospitality Properties	-	-	-	-	-	13.2	-	-	-	-	-	-
FelCor Lodging Trust	10.5	8	12.4	13.5x	12.1	13	7.2	0.9	9.2	-	-	20.3
Ashford Hospitality Trust	11.1	7.5	16.1	15.4	15	12.4	5.6	0.9	4.1	6.4	4.2	7.1
Chatham Lodging Trust	-	-	-	-	19.3	12.6	-	-	-	-	-	11.8
Summit Hotel Properties	-	-	-	-	-	15.9	-	-	-	-	-	11.6
Average	10.83	7.96	14.35	16.36	15.58	14.31	8.25	2.43	10.07	17.16	14.24	13.03
HPT discount	-1.15%	-2.04%	-30.31%	-45.13%	-40.29%	-23.81%	-16.36%	44.33%	-30.50%	-58.62%	-48.75%	-40.88%

TABLE 2: SENIOR HOUSING TRUST V. PEERS (HEALTH CARE REITS)

Methodology and sources: *We selected a subset of Senior Housing Properties Trust industry peers identified by Morningstar based on proximity in market cap according to NAREIT REIT Data, August 2013.* [3] *Price/FFO measures are from second-quarter company reports by Wells Fargo; EV/EBITDA data are from IBES/Worldscope, accessed August 2013.*

Senior Housing Properties Trust & Industry Peers (2011-2012)			
Real Estate Investment Trust (REIT)	**Enterprise Value / EBITDA**	**P/FFO**	
	2012	**2011**	**2012**
Senior Housing Properties Trust	15.5	13.2	15.1
HCP Inc	19	18.4	16.2
Ventas Inc	21.1	20.2	18.2
Health Care REIT Inc	18.4	18.2	18
Omega Healthcare Inc	13.1	13.2	14.1
Healthcare Realty Trust	22.4	19.7	23.1
Medical Properties Trust	15.7	13.7	18.2
Average	17.89	16.66	17.56
Senior Housing Discount	-13.34%	-20.75%	-14.00%

TABLE 3: COMMONWEALTH, GOVERNMENT INCOME PROPERTIES PEERS (COMMERCIAL OFFICES)

Methodology and sources: *We selected a subset of CommonWealth and Governmental Properties industry peers identified by Morningstar based on proximity in market cap to these two REITs, according to NAREIT data.* [4] *Price/FFO measures were obtained from second-quarter company analyst reports; reports for Government Properties, American Assets Trust, Dupot Fabros, Corporate Office Properties, Brandywine, Highwoods Properties and Piedmont Office Realty were all prepared by Wells Fargo; reports on CommonWealth by JMP Securities, and on Mack-Cali, by JP Morgan. EV/EBITDA data are from IBES/Worldscope, accessed August 2013.*

CommonWealth REIT, Government Properties REIT & Industry Peers (2011-2012)			
Real Estate Investment Trust (REIT)	**Enterprise Value / EBITDA**	**P/FFO**	
	2012	2011	2012
CommonWealth REIT	11.70	4.20	6.50
Government Properties	15.10	10.90	12.20
American Assets Trust	16.20	23.40	24.50
Franklin Street Properties Corp	17.00	-	-
Dupont Fabros Technology	15.00	16.90	15.80
Mack-Cali Realty Corp	12.70	9.50	8.50
Corporate Office Properties Trust	19.50	64.70	12.50
Brandywine Realty Trust	13.90	8.10	12.30
Highwoods Properties Inc	15.60	13.60	13.50
Piedmont Office Realty Trust	15.10	10.80	13.30
Average	15.18	18.01	13.23
CWH discount	-22.92%	-76.68%	-50.88%
GOV discount	-0.53%	-39.48%	-7.81%

TABLE 4: GLADSTONE PEERS (OFFICE/INDUSTRIAL REITs)

Methodology and sources: *We adopted the same peer group of office/industrial mixed use REITs recommended by Hillard Lyons, one of the few analysts covering Gladstone, who constructed the comparison group with a view to Gladstone's unique acquisition strategies. Price/FFO measures were obtained from second-quarter company analyst reports by Hillard Lyons; EV/EBITDA data are from IBES/Worldscope, accessed August 2013.*

Gladstone Commercial Trust & Industry Peers (2011-2012)			
Real Estate Investment Trust (REIT)	Enterprise Value / EBITDA	P/FFO	
	2012	2011	2012
Gladstone	**16.2**	**10**	**12.3**
Duke Realty Corp	16.9	10.2	15.4
Liberty Property Trust	16.5	13.1	16.3
Prologis	26.3	20.5	21.9
First Industrial Realty	36	10.3	17.8
East Group Properties	19.7	13.7	19.8
First Potomac Realty Trust	17.5	12	11.3
Average	21.30	12.83	16.40
GOOD discount	-23.94%	-22.05%	-25.00%

TABLE 5: AMERICAN REALTY CAPITAL PROPERTIES PEERS (NET LEASE REITs)

Methodology: *This is the group of net lease REITs that are peers to ARCP according to Ladenburg Thalmann's 2013 analysis of the REIT, one of two broker analysts regularly reporting price/FFO data on this company. Complete Price/FFO for 2011 A were not available at the time of writing so we report only 2012 here. Price/FFO measures were obtained from second-quarter company analyst reports by Ladenburg Thalmann (ARCP and ADC) and Wells Fargo (O, NNN, GTY). Since Ladenburg Thalmann reports of 2011A values for ARCP varied in reports released in 2012, we report the average values posted. EV/EBITDA data are from IBES/Worldscope, accessed August 2013.*

Comparison of Valuation of American Realty Capital Properties & Industry Peers (2010-2012)		
Real Estate Investment Trust (REIT)	Enteprise Value / EBITDA	Price/FFO
	2012	2012
American Realty Capital Properties	47.1	15.45
Agree Realty Corp	17	14.4
Getty Realty Corp	20.9	20.5
National Retail Properties Inc	19.5	17.5
Realty Income Corp	32.9	19.2
Average	27.48	17.41
ARCP discount	71.40%	-11.26%